UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
 SECURITIES EXCHANGE ACT OF 1934

September 20, 2011

Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

3 HaSadna St.
Tirat Carmel
39026
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐   No ☒

Attached hereto and incorporated by way of reference herein is an English translation of a presentation which was presented today at the BioMed and Medical Device companies' conference in Israel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2011	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ Amir Loberman —————————————— Amir Loberman Chief Financial Officer

D. Medical Industries Ltd.
September 2011
NASDAQ:DMED; TASE:DMED

Forward-Looking Statements
The information provided below is presented for information purposes only and may not be viewed as an offer to purchase securities or as an invitation for offers to purchase securities.

This presentation contains forward-looking statements (as defined by the Israeli Securities Law, 1968, Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as
amended) that involve risks and uncertainties. These statements include, forecasts, goals, uncertainties and assumptions and relate, inter alia, to D. Medical's future expectations in connection with its level of sales and cost of sales, manufacturing volumes, the cost-effectiveness of its spring-based design and timing of markets penetration. The forward-looking statements are based on D. Medical's current expectations and beliefs which are based on, among other things, its analysis of publicly available information and market research reports. All forward-looking statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the impact of general economic conditions, competitive products, product demand, the performance of D. Medical's contract manufacturer and distributors, regulatory trends and approvals and healthcare reform legislation. If one or more of these risks and/or uncertainties materialize, or if the underlying assumptions prove to be incorrect, D. Medical's actual results, performance or achievements could differ materially from those expressed in, or implied by, any such forward
-looking statements or results which are based upon such assumptions. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or of any of them will transpire or occur, what impact it will have on D. Medical's results of operations or financial condition. D.
Medicals does not undertake to update any forward-looking statements.

- Rich product portfolio focused on insulin delivery
- Spring-based proprietary technology at core of all products
- Sustainable business model of multiple product offerings with lower cost structure
- DMED uniquely poised for market penetration, in both the developed and developing worlds

D MEDICAL INDUSTRIES LTD
Spring

Company Snapshot

- Majority of today's pumps are motor and gear train based

©ADA 2008

DMEDICAL INDUSTRIES LTD

What are Insulin Pumps?
☐ Deliver insulin to people with insulin-dependent
 diabetes via an infusion set connected to body
☐ Mimic the pancreas by providing a constant drip
 of insulin
 ❑ Basal - constant background/baseline amount of
 insulin which is always present
 ❑ Bolus - quick burst of insulin to compensate for
 eating, drinking, etc.; initiated by patient
1978
2011
Insulin pump
Infusion set

Insulin pumps allow patients to perform their day-to-day activities with limited interruption.

Insulin pumps help patients achieve better glucose control. Having tight glucose control has been proven* to:

DMEDICAL INDUSTRIES LTD

What are the Advantages of Insulin Pumps?
☐ Lifestyle Benefits
 ❑ Flexibility in every day
 activity - food, exercise,
 sleep, etc.
 ❑ Significantly less pricks than
 syringes or pens
 ❑ Less mess (syringe, needle,
 insulin vial, alcohol wipe)
 ❑ 76% risk reduction in eye
 disease
 ❑ 60% risk reduction in nerve
 disease
 ❑ 57% risk reduction in non-fatal
 heart attack, stroke or death
 from cardiovascular causes
 ❑ 50% risk reduction in kidney
 disease
Source: DCCT and EDIC Study Findings, NIH Publication No. 08-3874
* Tight glucose control = HbA1C of 6 or less

Spring Hybrid  Patch Pump
• Discreet, easy to use
• Operable with/without
 remote control
• Operable with/without
 tubing
• Small and waterproof
Base technology is
CE marked ☐
Spring Zone Durable Pump
• Reliable
• Safe
• User friendly
• Small
• Light
CE Application June
2011*
Spring Universal Infusion Set
• Unique detachment detection
 mechanism
• Designed to reduce pain and
 scarring
• Compatible with most insulin
 pumps
CE ☐
FDA ☐
“Spring” Branded Product Breadth
* Previous version was CE Marked and FDA cleared

- Compatible with standard luer-lock adaptors
- Detach-Detect exclusive feature stops insulin flow upon detachment from the body and triggers the occlusion alarm in the pump
- Fully hidden, auto retractable, high gauge needle reduces sharps injuries and biohazard potential.

MEDICAL INDUSTRIES LTD

☐ A number of other unique features focused on
 reducing the sensation of pain and discomfort
Spring Universal Infusion Sets

- Estimated annual market of US$ 650 -730 million for infusion sets in the U.S. alone

- Cost of goods expected to be less than $3 (with scale)

- Allows DMED to introduce and promote the "Spring" brand at relatively low cost and low risk
- Launch in North America and select EU markets is now in process

D MEDICAL INDUSTRIES LTD

☐ Retail price of $11-$14
☐ Work with established distributor partners in
 each market; target existing pump users
Infusion Set Market Plan

☐ Commercial launch is now in progress in
 North America and select European
 markets
☐ First U.S. distribution deal with RGH
 Enterprises, Inc. signed August 2011
 ❑ Parent company of Edgepark Medical Supplies
 and Independence Medical Facilitates
☐ Early interest shown by patients, doctors
 and Diabetes educators has been high
❑ Goal is to generate meaningful revenues
 and reach positive margins as quickly as
 possible
Infusion Set Commercial Launch
8

Pumps: Motor vs. Spring
Spring Based Pump
Motor Based Pump
Gear
Motor
Lead Screw
Reservoir
Piston
Outlet
Insulin driving
force mechanism

DURABLE
V-Valve
P-Pressure
Microcontroller
Thermometer
P1
P2
Restrictor
V1
V2
SV
Delivery Line
Inlet
One way Valve
Insulin
DISPOSABLE

Spring Hybrid Patch Pump

D MEDICAL INDUSTRIES LTD

☐ Proprietary Intellispring™
 technology eliminates the need
 for a motor and gear train
☐ Moving elements are in the
 disposable unit
 ❑ Service and reliability advantage
☐ Facilitates razor/razor blade
 business model
☐ Substantial weight reduction and
 size miniaturization
 ❑ Allows maximum discreetness for users
❑ Allows low COGS structure
Core Technology

Spring Zone Durable Pump: Small & Light
☐ Intellispring™ technology is at the heart of
 the Spring Zone Insulin Delivery System
☐ Other key features include:
 ❑ Superior blockage and detachment
 detection
 ❑ Environmental (pressure and temperature)
 adaptability
 ❑ Air bubble detection
 ❑ Continuous insulin dose delivery check

Spring Hybrid Patch Pump: Two Pumps in One
☐ Best of Both Worlds: Patch and a Pocket
 Pump
☐ Wear it as you wish: on the skin or with
 infusion set
☐ Take it on & off without changing the site:
 less skin pricks
☐ Choose your accessory - bolus with or
 without the remote
☐ Environmentally friendly - reusable
☐ Economically friendly - less waste, less cost,
 higher compliance

Insulin Infusion Pumps Market Share Analysis (World), 2009**

3%
3%
10%
12%
14%
58%
Medtronic
Disetronic
Animas
Insulet

D MEDICAL
INDUSTRIES LTD

Developed World Market Opportunity: Lower COGS
= Margin Advantage
☐ $2.1 Billion insulin pumps and administration sets market*
☐ There are 4 major players in the US and EU: Medtronic,
 Animas (JNJ), Roche and Insulet
* Medtronic JP Morgan Healthcare Conference presentation, January 2011
** World Insulin Management Systems Market, Frost a& Sullivan, March 2011

REGION	2010 Millions	2030 Millions	INCREASE %
Africa	12.1	23.9	98%
Middle East and North Africa	26.6	51.7	94%
South-East Asia	58.7	101.0	72%
South and Central America	18.0	29.6	65%
Western Pacific	76.7	112.8	47%
North America and Caribbean	37.4	53.2	42%
Europe	55.2	66.2	20%
World	284.6	438.4	54%

D MEDICAL INDUSTRIES LTD

At the Same Time, the Developing World is
Experiencing Significant Growth of Diabetes
Source: IDF Diabetes Atlas, 4th edition, © International Diabetes Federation, 2009
*March 2010 Press Statement issued by the IDF updating the diabetes figures in China
China*
92.4M→500M
IDF Regions and global projections for the number of people
with diabetes (20-79 years), 2010-2030
Russia
9.6M→10.3M
India
50.8M→ 87.0M
Mexico
6.8M→ 12.0M
Brazil
7.6M→ 12.7M

14 नवम्बर, 2009
DIABETES IS A SILENT KILLER

MEDICAL
INDUSTRIES LTD

Developing World: Lower COGS = Both Margin and
Pricing Advantages
☐ 70% of the current cases of diabetes occur in low- and middle-
 income countries*
☐ Economic burden of diabetes in these countries is high:
 ❑ In India the annual estimated cost of diabetes is $2.2 billion (only direct costs)**
☐ Affordably priced pumps coupled with sufficient margins are necessary for material market penetration
*World Diabetes Foundation
** Socio Economic Burden of Diabetes in India, Supplement of JAPI, July 2007, Vol 55

Short Term (6-12 months)			Mid Term (12-18 months)			Long Term (+18 months)		
USA	EU	Mexico	USA	EU	BRIC+ M	USA	EU	BRIC+ M

Go-to-Market Plan

UPG(Suzhou)EPZ Co., Ltd.
苏州联盟科技有限公司

D MEDICAL
INDUSTRIES LTD

UPG Partnership: Manufacturing Without Limits
☐ Headquartered in Oak Brook, IL
 ¤ +800,000 sq. feet of manufacturing capacity
 ¤ 460 molding machines in 10 facilities in the US, Mexico, EU & China
☐ UPG responsibilities include
 manufacturing and supply of
 all consumable products
 ¤ Minimizes DMED’s cost structure
 ¤ Ensures adequate product supply
 to meet anticipated demand
13
☐ First product (Infusion Sets)
 rolled off lines in March 2011
 ¤ Currently in process of quadrupling
 production capacity by end of year

Our Opportunity is Well Protected
☐ Technology, in and of itself, is difficult to imitate
☐ Spring-based delivery technology is protected by several
 issued patents in the United States, EU, Japan and Israel
☐ Number of other patents pending in various jurisdictions
 covering these and other DMED technologies

NASDAQ

TEL-AVIV STOCK EXCHANGE
NASDAQ OMX

D MEDICAL
INDUSTRIES LTD

Expanding US Corporate Presence
☐ Co-listed on NASDAQ in Q3-10
☐ Appointment of internationally-recognized expert in diabetes, Barry
 H. Ginsberg, MD, PhD (former VP of WW Medical Affairs for the
 Diabetes Division of BD) to Company’s Board in Q3-10
☐ Appointment of US diabetes industry veteran, Zoe Myers, as Chief
 Commercial Officer in Q4-10
☐ Opened a US subsidiary and a New Jersey office for US operations

Executive		Position	Experience
Efri Argaman		CEO	• 15 years of senior leadership experience • CEO of ITGI Medical (TASE:ITGI) • Established distributorships in 34 countries • Ernst & Young LLP
Zoe Myers		CCO	• 15-year U.S. diabetes industry veteran • Nat'l Dir. of NA Field Operations, Disetronic AG • Helped establish Medical reimbursement for insulin delivery therapy while with Roche
Amir Loberman		CFO	• 15 years of senior financial experience • CFO of ITGI Medical (TASE:ITGI) • CFO of A. Rosenfeld Shipping • Senior Manager at Ernst & Young LLP (IL)
Hezkiah Tsoory		COO	• 12 years of experience in Operations, R&D and International Business • COO of MCS (TASE:MDCL) • VP, Operations at Mentorwave

DMEDICAL INDUSTRIES LTD

Experienced Management

Key Potential Milestones For 2011 - 2013*
* Not in chronological order and subject to various facts and events outside of DMED’s control
Spring Zone Durable Pump FDA 510(k) application submission
U.S. and Canadian commercial launches of Spring Universal Infusion Sets - IN PROGRESS
Expansion of UPG mass production capabilities - IN PROGRESS
Commercial launch of Spring products in BRIC and Mexico
U.S. FDA 510(k) approval of Spring Zone Durable Pump
Spring Hybrid Patch Pump FDA 510(k) application submission
U.S. FDA 510(k) approval of Spring Hybrid Patch Pump
Additional European distribution agreements for all DMED products

Summary
☐ Advanced insulin delivery systems driven by proprietary spring
 -based technologies
☐ Well defined, large market opportunities
 ❑ Universal patient demand for ease of use, reliability, safety and peace of mind
 ❑ Epidemic growth of diabetes in the developing world
 ❑ Lower COGS combined with unique razor/razor blade business model serves to open up insulin delivery device market in developed world
☐ Globally protected IP; barriers to entry
☐ Strong management team
☐ Upcoming milestones provide near- and mid-term news flow
 and investment triggers

Thank You!
For Further Information Please Contact:
Stephen Kilmer
Phone:  212.618.6347
Cell: 905.906.6908
Email:  stephen@dmedicalindustries.com
NASDAQ:DMED; TASE:DMED